                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                        Commission file number 333-57421

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         FIDELITY NATIONAL CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Fidelity National Corporation
                         3490 Piedmont Road, Suite 1550
                                Atlanta, GA 30305

                              REQUIRED INFORMATION

         The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.

         The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

                                    AUDITED FINANCIAL STATEMENTS
                                    AND SUPPLEMENTAL SCHEDULES

                                    Fidelity National Corporation Tax
                                    Deferred 401(k) Savings Plan

                                    Year ended December 31, 1999 and as of
                                    December 31, 1998 with Report of
                                    Independent Auditors

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedules

            Year ended December 31, 1999 and as of December 31, 1998

                                    CONTENTS

Report of Independent Auditors .....................................................   2

Audited Financial Statements

Statements of Net Assets Available for Benefits ....................................   3
Statement of Changes in Net Assets Available for Benefits ..........................   4
Notes to Financial Statements ......................................................   5

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year ..................................................................  12
Schedule H, Line 4j - Schedule of Reportable Transactions...........................  13

                         Report of Independent Auditors

The Plan Administrator
Fidelity National Corporation Tax
   Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fidelity National Corporation Tax Deferred 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

June 26, 2000

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                                                       DECEMBER 31,
                                                    1999          1998
                                                 ----------    ----------
ASSETS
Cash                                             $    3,378    $       80
Investments, at fair value                        5,834,424     5,205,652
                                                 ----------    ----------
                                                  5,837,802     5,205,732
Receivables:
  Participant contributions receivable               30,193        22,734
  Dividends receivable                              239,745        96,369
  Interest receivable                                 1,803           340
  Other receivable                                    8,791        28,823
                                                 ----------    ----------
                                                    280,532       148,266
                                                 ----------    ----------
Total assets                                      6,118,334     5,353,998

LIABILITIES
Refundable contributions                             32,244            --
                                                 ----------    ----------

Net assets available for benefits                $6,086,090    $5,353,998
                                                 ==========    ==========

See accompanying notes.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

Additions to net assets attributed to:
   Investment income:
     Interest and dividends                                   $    430,005
     Net appreciation in fair value of investments                  68,296
                                                              ------------
                                                                   498,301

     Participant contributions                                     749,019
     Employer contributions (net of applied forfeitures
      of $39,920)                                                   90,286
                                                              ------------
Total additions                                                  1,337,606

Deductions from net assets attributed to:
   Distributions to participants                                   605,514
                                                              ------------
Total deductions                                                   605,514
                                                              ------------

Increase in net assets                                             732,092

Net assets available for benefits, beginning of year             5,353,998
                                                              ------------
Net assets available for benefits, end of year                $  6,086,090
                                                              ============

See accompanying notes.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1999

1. DESCRIPTION OF PLAN

The following description of Fidelity National Corporation Tax Deferred 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan for the benefit of the employees of Fidelity National Corporation (the "Company" or the "Parent"), Fidelity National Bank ("FNB" or "Bank"), and Fidelity National Capital Investors, Inc. (collectively referred to as the "Companies"). Effective April 1, 1999, all employees of the Companies who have attained age 21, completed one year of service and completed 1,000 hours of service are eligible to participate in the Plan. Prior to April 1, 1999 an employee was eligible to participate in the Plan after three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

CONTRIBUTIONS

Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 10% (15% effective July 1, 1999) of their aggregate compensation.

The Companies make a matching contribution at a rate of 15% of the first 6% of each participant's aggregate compensation contributed to the Plan. Effective July 1, 1999, the Company match equals up to 50% of each participant's eligible contributions for the Plan year subject to limitation as set forth in the Plan provisions. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan's fiscal year. The Companies' matching contributions are allocated based on a participant's proportionate share of the total compensation paid during the plan year to all participants in the Plan. Any discretionary contributions made by the Companies are allocated to an investment election selected by the Plan sponsor.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, investment earnings/losses thereon, and each participant's interest in the Companies' matching and any discretionary contributions.

VESTING

Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies' regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and accordingly, are fully vested after six years of service. Forfeitures are used to reduce employer contributions during the Plan year in which the forfeiture occurs.

DISTRIBUTIONS

Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of an annuity, a lump sum, installments or a combination of lump sum and installments.

ADMINISTRATIVE EXPENSES

The Company pays certain administrative costs associated with the operation of the Plan.

PARTICIPANT LOANS

Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

The Plan's investments are stated at fair value. Investment in the common trust fund (Retirement Investment Fund, a collective fund for employee benefit accounts maintained by a bank subsidiary of the Company), is valued based on the net asset value established by the Company's bank subsidiary for units held in the fund based on the fair value of the underlying investment holdings on the last business day of the year. Investments in mutual funds and Fidelity National Corporation common stock are valued based on the quoted market price on the last business day of the year. Amounts maintained in the Bank money market deposit account are stated at fair value, which is approximated by cost. Securities transactions are accounted for on the trade date. Loans are valued at fair value, which is approximated by cost.

INCOME RECOGNITION

Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

3. FEDERAL INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated April 17, 1993, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

5. INVESTMENTS

During 1999 the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                        NET REALIZED AND
                                                           UNREALIZED
                                                          APPRECIATION
                                                       (DEPRECIATION) IN
                                                         FAIR VALUE OF
                                                          INVESTMENTS
                                                       -----------------

     Fidelity National Corporation Common Stock            $ (213,826)
     Fidelity National Bank Mutual Funds                        8,280
     Fidelity National Bank Retirement Investment
       Fund                                                   273,842
                                                           ----------
     Total                                                 $   68,296
                                                           ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                      DECEMBER 31
                                                                   1999          1998
                                                                ----------    ----------

     Fidelity Contra Fund                                       $1,441,989    $1,167,407
     Franklin Qualified Fund                                       459,309       394,410
     Fidelity National Bank Retirement Investment Fund           2,412,470     2,071,170*
     Fidelity National Corporation Common Stock                    896,722     1,115,550*

*Includes non-participant directed investments as of December 31, 1998.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                    Notes to Financial Statements (continued)

6. NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the investments and the significant components of the changes in the non-participant directed investments are as follows:

                                                                 DECEMBER 31
                                                              1999          1998
                                                           ----------    ----------

     Fidelity National Corporation Common Stock            $       --    $1,009,522
     Fidelity National Bank Money Market Account                   --         4,031
     Fidelity National Bank Retirement Investment
       Fund                                                        --     1,387,153
                                                           ----------    ----------
     Total                                                 $       --    $2,400,706
                                                           ==========    ==========

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         1999
                                                                     ------------
       Net realized and unrealized appreciation in fair value        $     50,614
       Distributions to participants                                      (30,498)
       Transfers to participant-directed investments                   (2,420,822)
                                                                     ------------
     Total                                                           $ (2,400,706)
                                                                     ============

During the fourth quarter of 1999, all non-participant directed assets were transferred to participant directed accounts due to the anticipated transition to a new trustee. Effective January 1, 2000 Prudential Investments became trustee of the Plan.

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1999 and 1998, the Plan held 118,567 and 103,772 shares of Fidelity National Corporation Common Stock, respectively. The fair value of this stock at December 31, 1999 and 1998 was $896,722 and $1,115,550, respectively. During 1999, the Plan received $18,359 in dividends on Fidelity National Corporation Common Stock. The Plan had purchases totaling $6,457 and sales totaling $6,837 including a net realized gain totaling $3,836 during the year ended December 31, 1999.

                             Supplemental Schedules

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                                 EIN: 58-1174938
                                 Plan Number 001
                               Schedule H, Line 4i

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                                                                                       (e)
                     (b)                                    (c)                      CURRENT
(a)           IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT            VALUE
---   ----------------------------------    -----------------------------------    ------------

      Fidelity Investments                  Contra Fund                            $  1,441,989

      Fidelity Investments                  High Yield Trust Fund                       156,422

      Global Asset Management               International Fund                          244,680

      Franklin Funds                        Qualified Fund                              459,309

 *    Fidelity National Bank                Retirement Investment Fund                2,412,470

 *    Fidelity National Corporation         Common Stock                                896,722

 *    Fidelity National Bank                Money Market Account                        211,083

      Participant Loans                     Interest rates ranging from 9% to
                                            9.25%, due no later than 2003                11,749
                                                                                   ------------
                                                                                   $  5,834,424
                                                                                   ============

*The above identified parties represent parties-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed at December 31, 1999.

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                                 EIN: 58-1174938
                                 Plan Number 001
                               Schedule H, Line 4j

                       Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                                            (h)
                                                                                                       CURRENT VALUE
              (a)                                                       (c)       (d)         (g)       OF ASSET AT      (i)
          IDENTITY OF                          (b)                  PURCHASE    SELLING     COST OF     TRANSACTION      NET
        PARTY INVOLVED                 DESCRIPTION OF ASSET          PRICE       PRICE       ASSET          DATE        GAIN
        --------------                 --------------------         --------    --------    --------   -------------  --------

CATEGORY (i) - INDIVIDUAL TRANSACTIONS GREATER THAN 5% OF PLAN ASSETS.

Fidelity National Bank            Money Market Account              $457,198    $     --    $457,198      $457,198    $     --
                                                                          --     486,263     486,263       486,263          --
Fidelity National Bank            Retirement Investment Fund              --     311,125     311,125       311,125          --
                                                                          --     489,658     143,471       489,658     346,187

                          Fidelity National Corporation
                        Tax Deferred 401(k) Savings Plan

                                 EIN: 58-1174938
                                 Plan Number 001
                               Schedule H, Line 4j

                 Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1999

                                                                                                            (h)
                                                                                                       CURRENT VALUE
              (a)                                                       (c)       (d)         (g)       OF ASSET ON      (i)
          IDENTITY OF                          (b)                  PURCHASE    SELLING     COST OF     TRANSACTION      NET
        PARTY INVOLVED                 DESCRIPTION OF ASSET          PRICE       PRICE       ASSET          DATE        GAIN
        --------------                 --------------------         --------    --------    --------   -------------  --------

CATEGORY (iii) - SERIES OF TRANSACTIONS GREATER THAN 5% OF PLAN ASSETS.

Fidelity National Bank            Money Market Account              $521,696    $     --    $521,696      $521,696    $     --
                                                                          --     525,727     525,727       525,727          --
Fidelity National Bank            Retirement Investment Fund          33,110          --      33,110        33,110          --
                                                                          --     849,887     469,174       849,887     380,713

THERE WERE NO CATEGORY (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1999.

NOTE: COLUMNS (e) AND (f) ARE NOT APPLICABLE.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    FIDELITY NATIONAL CORPORATION
                                    TAX DEFERRED 401(k) SAVINGS PLAN

                                    By:  /s/  Howard M. Griffith, Jr.
                                       --------------------------------------
                                          Howard M. Griffith, Jr.
                                          Chief Financial Officer
                                          Fidelity National Corporation
                                          (Plan Sponsor)

Date: June 29, 2000